SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

For more information, visit our
website at www.braskem.com.br
our contact our Investor Relations
Department.

José Marcos Treiger
Investor Relations Director
Tel: (55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Braskem Announces Share Buy-Back

São Paulo, May 4, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK) leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announces that, as in light of its current share prices, Braskem’s board of directors authorized its management to implement a buy-back program to repurchase common and class “A” preferred shares in accordance with the terms of CVM Instruction No. 10/80, as follows:

  Purpose: the purchase of Braskem’s common and class “A” preferred shares to be held in treasury and subsequently resold or cancelled, without reducing Braskem’s capital ;
  Term: 180 days from today’s date;
  Number of shares currently outstanding in the market: 189,009,414 shares, of which 19,808,264 are common shares, 168,397,784 class “A” preferred shares and 803,066 class “B” preferred shares;
  Number of shares to be purchased: Braskem may purchase up to 13,896,133 class “A” preferred shares representing 8.75% of the total number of preferred shares outstanding in the market, and 1,400,495 common shares, representing 7.1% of the total number of common shares outstanding in the market. These percentages, together with the number of shares currently in treasury, aggregate to a maximum of 10% per class of shares that may be retained in treasury in accordance with Brazilian law;
  Brokerage Firms: the brokerage firms that have been authorized by Braskem to effectuate the buy-back are Credit Suisse Brasil S/A CCTVM, Itaú CV S/A, Agora Sênior CTVM S/A, Hedging-Griffo CV S/A, and UBS CCVM S/A.

This initiative is intended to capture an important potential for value creation due to the current price of the Company’s shares.

According to José Carlos Grubisich, Braskem’s CEO, “This buy-back program is additional evidence of Braskem’s strategic vision to create value for all of its shareholders and of its long-term commitment to the domestic and international capital markets.”

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 14 manufacturing plants located throughout Brazil and has an annual production capacity in excess of 6 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer